Nelson

Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Michael K. Rafter
Atlantic Station / 201 17th Street, NW / Suite 1700 / Atlanta, GA 30363	Tel: 404.322.6627
Tel: 404.322.6000 Fax: 404.322.6050	mike.rafter@nelsonmullins.com
www.nelsonmullins.com

August 1, 2016

Via FedEx

Mr. Coy Garrison

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3233

Washington, D.C. 20549

Re:	Strategic Storage Trust II, Inc.

Post-Effective Amendment No. 11 to Form S-11

Filed July 11, 2016

File No. 333-190983

Dear Mr. Garrison:

This letter is sent in response to your telephone conversations with Kara Davis on July 25, 2016 and July 28, 2016 setting forth your comments to the Post-Effective Amendment for the Company’s offering. We have reproduced your comments and included our responses below your comments.

Distribution Declaration History, page 12 of the Cumulative Supplement dated July 11, 2016

1.	Please include a discussion of distributions paid and either earnings or Funds From Operations (FFO) for the period and cumulative since inception.

RESPONSE: In response to this comment, in the next supplement the Company files with the Securities and Exchange Commission (SEC), the Company will include a discussion of distributions paid during the period compared to FFO and cumulative distributions paid since inception compared to cumulative FFO. We respectfully request that you clear this comment.

Related Party Fees and Expenses, page 3 of the Cumulative Supplement dated July 11, 2016

2.	Please revise your table of related party fees and expenses to include a line item for the stockholder servicing fee paid by stockholders of Class T shares.

RESPONSE: As mentioned during our telephone conversations, the stockholder servicing fee is not a line item in the related party fees and expenses table because the fee is not currently material. In response to this comment, once the stockholder servicing fee is material, the Company will include this fee as a line item in the related party fees and expenses table. We respectfully request that you clear this comment.

August 1, 2016

The Company acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, or require additional information or documents, please contact the undersigned (404.322.6627; mike.rafter@nelsonmullins.com) or Kara Davis (404.322.6679; kara.davis@nelsonmullins.com).

Very truly yours,

/s/ Michael K. Rafter

Michael K. Rafter